                                                                FILE NO. 69-265





                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC



                                   FORM U-3A-2



Statement by Holding Company Claiming Continued Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935




                        NEW JERSEY RESOURCES CORPORATION





                 For the Calendar Year Ending December 31, 1997

                           New Jersey Resources Corporation (the "Company") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming continued exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

                           1. The Company and all of its affiliates named herein, unless otherwise noted, are New Jersey corporations, located at 1415 Wyckoff Road, Wall, New Jersey. The Company holds 100% of the Common Stock of New Jersey Natural Gas Company ("NJNG"), NJR Energy Holdings Corporation ("Energy Holdings"), formerly known as NJR Energy Services Corporation, and NJR Development Corporation ("NJR Development"). The Company has no independent business operations but operates as a holding company of these and any other subsidiaries that may be formed in the future.

                           Energy Holdings, formed to better segregate the Company's energy-related operations, holds the following wholly-owned subsidiaries: New Jersey Natural Energy Company ("NJNE"), NJR Energy Services Company ("Energy Services"), formerly known as NJR Power Services Corporation, and NJR Energy Corporation ("NJR Energy").

                           NJNE provides unregulated retail marketing services. In fiscal 1998, the Company's unregulated fuel and capacity management and other wholesale marketing services were transferred to Energy Services.

                           NJR Energy and its subsidiaries, NJNR Pipeline Company ("Pipeline"), New Jersey Natural Resources Company ("Natural Resources"), and NJR Storage Corp. ("Storage"), a Delaware corporation, were involved in oil and natural gas development, production, transportation, storage and other energy-related ventures. Pursuant to a plan to exit the oil and natural gas production business, the oil and gas reserves were sold in 1996. Natural Resources is a participant in a natural gas transportation pipeline joint venture that was constructed to serve the Johnstown, Pennsylvania plant of Bethlehem Steel Corporation. Bethlehem discontinued gas purchases from the joint venture on June 1, 1993, and the pipeline is currently inactive. The Company has accounted for these segments as discontinued operations. In 1997, Storage sold its interest in Market Hub Partners, L.P., an entity that is expected to own and operate a system of five natural gas market centers with high deliverability salt cavern storage facilities in Texas, Louisiana, Mississippi, Michigan and Pennsylvania. Proceeds from the sale were used to reduce debt. NJR Energy's continuing operations consist primarily of Pipeline's 2.8% equity investment in the Iroquois Gas Transmission System, L.P., a 375-mile pipeline that delivers natural gas from the Canadian border to Long Island, New York.

                           Commercial Realty & Resources Corp. ("Commercial Realty"), a wholly owned subsidiary of NJR Development, was formed to develop and own commercial office and mixed-use commercial/industrial real estate projects primarily in Monmouth and Atlantic counties, New Jersey. Consistent with the Company's strategy to continue to realign its asset base more closely with its core energy business, in 1997 Commercial Realty sold two of its remaining properties located in Wall, New Jersey: 1345 Campus Parkway, a 76,000 square foot building; and 1333 Campus Parkway, a 280,000 square foot building. The Company used the proceeds to reduce outstanding debt. Commercial Realty is currently constructing a 20,000 square-foot, build-to-suit office building which is supported by a ten-year lease.

         Commercial Realty's other assets include a 4,000 square foot building in Wall, New Jersey, and about 183 acres of undeveloped land, of which approximately 165 acres are subject to an option to purchase held by Cali Realty Acquisition Corp.

                           Only NJNG is a public utility. NJNG is engaged in the business of purchasing, distributing and selling natural gas exclusively in the state of New Jersey, other than as described in
         Section 3(c) of this document, to more than 374,000 residential, commercial and industrial customers throughout most of Monmouth and Ocean counties and parts of Morris and Middlesex counties.

                           The Company and NJNG expect, from time to time, to render to each other certain services and to make available the use of certain personnel, facilities and equipment. The company receiving such services or using such facilities and equipment will reimburse the other for the cost thereof, pursuant to certain service agreements approved by the Board of Directors of each company and by the New Jersey Board of Public Utilities.

                           2. As of December 31, 1997, NJNG owned approximately 3,715 miles of steel, wrought and cast iron distribution main, and 1,665 miles of plastic distribution main. Additionally, NJNG owned approximately 325 miles of steel transmission main in various sizes, approximately 313,959 services and approximately 380,900 meters.

                           NJNG owns and operates two liquefied natural gas storage plants located in Stafford Township and Howell Township, New Jersey. The two NJNG plants have an estimated maximum capacity of 20,000 and 150,000 Mcf per day, respectively. These facilities are used for peaking supply and emergencies.

                           NJNG owns two service centers, one in Atlantic Highlands and the other in Wall, New Jersey, and owns combined service center/customer service offices in Lakewood and Rockaway Township, New Jersey. NJNG also owns a storage facility in Long Branch, New Jersey. NJNG leases its headquarters facilities and a customer service office in Wall, New Jersey, a customer service office located in Asbury Park, New Jersey, and a service center in Manahawkin, New Jersey. Each service center houses storerooms, garages, gas distribution and appliance service operations, and small administrative offices. The customer service offices support customer contact, marketing and other functions.

                  NJNG owns and leases certain electronic data processing equipment and owns and leases a fleet of trucks, service vehicles, and automobiles.

                      Substantially all of NJNG's properties, not expressly excepted or duly released, are subject to the lien of an Indenture of Mortgage and Deed of Trust to Harris Trust and Savings Bank, Chicago, Illinois, dated April 1, 1952, as amended by twenty-seven (27) Supplemental Indentures, as security for NJNG's bonded debt which totaled approximately $219,982,000 at December 31, 1997.

                      3. (a) NJNG distributed at retail approximately 62,317,155 Dry Dths of natural or manufactured natural gas for the calendar year ended December 31, 1997.

                           (b) None

                           (c) NJNG sold at wholesale approximately 49,419,398 Dry Dths of natural gas outside the State of New Jersey to various customers during calendar 1997 under a Blanket Sales for Resale Certificate, issued by the Federal Energy Regulatory Commission.

                           (d) For the calendar year ended December 31, 1997, purchases of natural or manufactured gas by NJNG from sources outside the State of New Jersey amounted to approximately 100,418,511 Dry Dths.

                      4.   (a) None
                           (b) None
                           (c) None
                           (d) None
                           (e) None

                                    EXHIBIT A


         Attached as Exhibit A are Consolidating Income and Surplus Statement and Consolidating Balance Sheet of the Company and its subsidiary companies for the fiscal year ended September 30, 1997.

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED  SEPTEMBER 30, 1997

                                                                                  NJR ENERGY          NJR Comp.
                                                           NJRE       NJNE        SERV. CORP.           Tech.      CR&R        PPI
                                                        ----------------------------------------------------------------------------

OPERATING REVENUE                                         2,161     142,182         144,343               0        3,193         0


                                                        ----------------------------------------------------------------------------



OPERATING EXPENSES
   Gas Purchases                                                    135,253         135,253                            0         0
   Operations & Maintenance                                 304       3,219           3,523               0        1,825         0
                                                                                          0
   Depreciation & Amortization                              130          62             192                          410         0
   Dry hole costs                                                                         0
   Gross Receipts Tax, etc.                                  36         407             443                          792         0
   FIT                                                      212       1,144           1,356               0        (386)         0
                                                        ----------------------------------------------------------------------------
      TOTAL OPERATING EXPENSES                              682     140,085         140,767               0        2,641         0
                                                        ----------------------------------------------------------------------------
OPERATING INCOME                                          1,479       2,097           3,576               0          552         0

Other Income (Expense)                                        0          95              95               0          611         0
FIT-Other Income (Expense)                                    0        (33)            (33)               0        (214)         0
                                                        ----------------------------------------------------------------------------
OTHER INCOME - NET                                            0          62              62               0          397         0
                                                        ----------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                            1,479       2,159           3,638               0          949         0
                                                        ----------------------------------------------------------------------------
INTEREST CHARGES                                          1,109        (22)           1,087               0        1,269         0
CAPITALIZED INTEREST                                          0           0               0               0            0         0
                                                        ----------------------------------------------------------------------------
INTEREST CHARGES, NET                                     1,109        (22)           1,087               0        1,269         0
                                                        ----------------------------------------------------------------------------
EQUITY EARNINGS IN SUBS                                       0           0               0               0            0         0
                                                        ----------------------------------------------------------------------------
NET INCOME                                                  370       2,181           2,551               0        (320)         0

PREFERRED STOCK DIVIDENDS                                     0           0               0               0            0         0
                                                        ----------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                           370       2,181           2,551               0        (320)         0

DISCONTINUED OPERATIONS
  LOSS FROM OPER., LESS INC TAX CRED.                         0           0               0               0            0         0

  LOSS ON DISP, INC. PROV. FOR LOSS DURING PHASE OUT          0           0               0               0            0         0
                                                        ----------------------------------------------------------------------------
NET INCOME                                                  370       2,181           2,551               0        (320)         0
                                                        ============================================================================

                                                              NJR Develop.     CONSOLIDATING                 NJR DEVELOP.
                                                                Corp.         DR           (CR)                CORP.            NJR
                                                        ----------------------------------------------------------------------------

OPERATING REVENUE                                                3,193                                          3,193             0


                                                        ----------------------------------------------------------------------------



OPERATING EXPENSES
   Gas Purchases                                                     0                                              0             0
   Operations & Maintenance                                      1,825                                          1,825         5,352
                                                                     0                                              0
   Depreciation & Amortization                                     410                                            410            93
   Dry hole costs                                                    0                                              0
   Gross Receipts Tax, etc.                                        792                                            792           102
   FIT                                                           (386)                                          (386)          (82)
                                                        ----------------------------------------------------------------------------
      TOTAL OPERATING EXPENSES                                   2,641         0             0                  2,641         5,465
                                                        ----------------------------------------------------------------------------
OPERATING INCOME                                                   552                                            552       (5,465)
                                                                     0
Other Income (Expense)                                             611                                            611         6,495
FIT-Other Income (Expense)                                       (214)                                          (214)          (57)
                                                        ----------------------------------------------------------------------------
OTHER INCOME - NET                                                 397         0             0                    397         6,438
                                                        ----------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                                     949         0             0                    949           973
                                                        ----------------------------------------------------------------------------
INTEREST CHARGES                                                 1,269                                          1,269           814
CAPITALIZED INTEREST                                                 0                                              0             0
                                                        ----------------------------------------------------------------------------
INTEREST CHARGES, NET                                            1,269         0             0                  1,269           814
                                                        ----------------------------------------------------------------------------
EQUITY EARNINGS IN SUBS                                              0         0                                    0             0
                                                        ----------------------------------------------------------------------------
NET INCOME                                                       (320)         0             0                  (320)           159

PREFERRED STOCK DIVIDENDS                                            0                                              0             0
                                                        ----------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                (320)                                          (320)           159

DISCONTINUED OPERATIONS
  LOSS FROM OPER., LESS INC TAX CRED.                                0                                              0             0

  LOSS ON DISP, INC. PROV. FOR LOSS DURING PHASE OUT                 0                                              0             0
                                                        ----------------------------------------------------------------------------
NET INCOME                                                       (320)                                          (320)           159
                                                        ============================================================================

                                                                              NJR Develop.    NJR Energy     Consolidated
                                                              NJNG               Corp.         Serv. Corp.      TOTAL
                                                        --------------------------------------------------------------------

OPERATING REVENUE                                            561,590             3,193         144,343         709,126


                                                        --------------------------------------------------------------------



OPERATING EXPENSES
   Gas Purchases                                             341,985                 0         135,253         477,238
   Operations & Maintenance                                   75,848             1,825           3,523          86,548
                                                                                     0               0               0
   Depreciation & Amortization                                25,102               410             192          25,797
   Dry hole costs                                                                    0               0               0
   Gross Receipts Tax, etc.                                   42,224               792             443          43,561
   FIT                                                        19,876             (386)           1,356          20,764
                                                        --------------------------------------------------------------------
      TOTAL OPERATING EXPENSES                               505,035             2,641         140,767         653,908
                                                        --------------------------------------------------------------------
OPERATING INCOME                                              56,555               552           3,576          55,218

Other Income (Expense)                                         (142)               611              95           7,059
FIT-Other Income (Expense)                                        50             (214)            (33)           (254)
                                                        --------------------------------------------------------------------
OTHER INCOME - NET                                              (92)               397              62           6,805
                                                        --------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                                56,463               949           3,638          62,023
                                                        --------------------------------------------------------------------
INTEREST CHARGES                                              18,596             1,269           1,087          21,766
CAPITALIZED INTEREST                                         (1,253)                 0               0         (1,253)
                                                        --------------------------------------------------------------------
INTEREST CHARGES, NET                                         17,343             1,269           1,087          20,513
                                                        --------------------------------------------------------------------
EQUITY EARNINGS IN SUBS                                            0                 0               0               0
                                                        --------------------------------------------------------------------
NET INCOME                                                    39,120             (320)           2,551          41,510

PREFERRED STOCK DIVIDENDS                                      1,591                 0               0           1,591
                                                        --------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                             37,529             (320)           2,551          39,919

DISCONTINUED OPERATIONS
  LOSS FROM OPER., LESS INC TAX CRED.                              0                 0               0               0

  LOSS ON DISP, INC. PROV. FOR LOSS DURING PHASE OUT               0                 0               0               0
                                                        --------------------------------------------------------------------
NET INCOME                                                    37,529             (320)           2,551          39,919
                                                        ====================================================================

                                                               CONSOLIDATING                      CONSOL
                                                            DR                (CR)                TOTAL
                                                        -------------------------------------------------
                                                         11,686 (G)
OPERATING REVENUE                                           896 (C)                               696,544
                                                                (D)

                                                        -------------------------------------------------



OPERATING EXPENSES                                                         11,686 (G)
   Gas Purchases                                                                0 (D)             465,552
   Operations & Maintenance                                                   896 (C)              79,408
                                                                            6,244 (E)                   0
   Depreciation & Amortization                                                                     25,797
   Dry hole costs                                                                                       0
   Gross Receipts Tax, etc.                                                                        43,561
   FIT                                                                                             20,764
                                                        -------------------------------------------------
      TOTAL OPERATING EXPENSES                                                                    635,082
                                                        -------------------------------------------------
OPERATING INCOME                                                                                   61,462

Other Income (Expense)                                    6,244 (E)             5 (F)                 820
FIT-Other Income (Expense)                                                                          (254)
                                                        -------------------------------------------------
OTHER INCOME - NET                                                                                    566
                                                        -------------------------------------------------
INCOME BEFORE INTEREST CHARGES                                                                     62,028
                                                        -------------------------------------------------
INTEREST CHARGES                                                                                   21,766
CAPITALIZED INTEREST                                                                              (1,253)
                                                        -------------------------------------------------
INTEREST CHARGES, NET                                                                              20,513
                                                        -------------------------------------------------
EQUITY EARNINGS IN SUBS                                       0 (A)                                     0
                                                        -------------------------------------------------
NET INCOME                                                                                         41,515

PREFERRED STOCK DIVIDENDS                                                                           1,591
                                                        -------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                                  39,924

DISCONTINUED OPERATIONS
  LOSS FROM OPER., LESS INC TAX CRED.                                                                   0

  LOSS ON DISP, INC. PROV. FOR LOSS DURING PHASE OUT                                                    0
                                                        -------------------------------------------------
NET INCOME                                                                                         39,924
                                                        =================================================

                        NEW JERSEY RESOURCES CORPORATION
                  Consolidating Statement of Retained Earnings
                      Fiscal Year Ending September 30, 1997

                                      NJRE          NJNE        NJR ENERGY        CR&R           PPI        NJR Develop.       NJR
                                                                Serv. Corp.                                     Corp.

Balance at September 30, 1996       (14,397)         3,111       (11,286)        (1,496)         1,525            29         13,789

Net Income                              370          2,181         2,551           (320)             0          (320)           164

Cash Dividends Declared                   0              0             0              0              0             0              0

Balance at September 30, 1997       (14,027)         5,292        (8,735)        (1,816)         1,525          (291)        13,953

                                          NJNG       Elimination's        NJR
                                                                      CONSOLIDATED

Balance at September 30, 1996            50,422        (32,867)        20,087

Net Income                               37,529              0         39,924

Cash Dividends Declared                 (28,807)             0        (28,807)

Balance at September 30, 1997            59,144        (32,867)        31,204

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30 1997

                                  NJRE           NJRE                     NJR ENERGY           CONSOLIDATING              NJR ENERGY
                                  Cont.         Disc Op       NJNE        SERV. CORP.        DR            (CR)          SERV. CORP.

PROP, PLANT & EQUIP
 Utility plant                        0             0            0                                                                0
 Accumulated depreciation             0             0            0                                          0  (1)                0
 Oil and gas properties               0             0            0                                                                0
 Accumulated amortization             0             0            0                                                                0
 Furniture & Fixtures                 0             0          372                                        372  (2)                0
 Real estate properties               0             0            0                                                                0
 Accumulated depreciation             0             0          (97)                          97 (2)                               0
                                ----------------------------------------------------------------------------------------------------
    Prop plant & equip-net            0             0          275                 0         97           372                     0
                                ----------------------------------------------------------------------------------------------------
CURRENT ASSETS
 Cash & Temp. Invest.                 1            47        2,426                                                            2,474
 Construction Fund                    0             0            0                                                                0
 Customer A/R                     1,415             0       16,443                                                           17,858
 Unbilled revenue                     0             0            0                                                                0
 Allow for doubtful a/c's             0             0         (680)                                                            (680)
 Deferred gas costs                   0             0          109                                                              109
 Gas in storage                       0             0        1,240                                                            1,240
 Materials & supplies                 0             0            0                                                                0
 Prepaid state taxes                  0             0            0                                                                0
 Net Assets Held for Disposal         0             0            0                                                                0
 Other                                0             0            0                                                                0
                                ----------------------------------------------------------------------------------------------------
    Total current assets          1,416            47       19,538                 0          0             0                21,001
                                ----------------------------------------------------------------------------------------------------
DEFERRED FIT                        665           188            0                                          0  (1)              853

DEFERRED CHARGES & OTHER
 Investments                      7,086             0                                                                         7,086
 Regulatory Assets                                                                                                                0
 Other                                0             0                                       275 (2)                             275
                                ----------------------------------------------------------------------------------------------------
 Total Deferred Charges & Other   7,086             0            0                 0        275             0                 7,361
                                ----------------------------------------------------------------------------------------------------
INVESTMENT IN SUBSIDIARIES
 NJNG                                 0             0            0                                                                0
 NJNR                                 0             0            0           (11,493)    11,493  (3)                              0
 CR&R                                 0             0            0                                                                0
 PPI                                  0             0            0                                                                0
 NJNE                                 0             0            0             5,292                    5,292   (3)               0
 NJR Comp                                                                                                                         0
 NJR Development Corp.                                                                                                            0
 NJR Energy Serv.                     0             0            0                                                                0
                                ----------------------------------------------------------------------------------------------------
 Total investment in subs             0             0            0            (6,201)    11,493         5,292                     0
                                ----------------------------------------------------------------------------------------------------
INTERCOMPANY
 NJR                            (11,415)         (622)       7,241                                                           (4,796)
 NJNG                                 0             0          193                                                              193
 NJRE                             9,538        (9,480)                                                                           58
 CR&R                                 0             0            0                                                                0
 PPI                                  0             0            0                                                                0
 NJNE                                 0             0            0                                                                0
 Paradigm                             0             0            0                                                                0
 Computer Tech
 NJR Developement
 Lighthouse One                       0             0            0                                                                0
                                ----------------------------------------------------------------------------------------------------
 Total intercompany              (1,877)      (10,102)       7,434                 0          0             0                (4,545)
                                ----------------------------------------------------------------------------------------------------
 INTERCOMPANY - FIT                 711        (1,298)         170                 0                                           (417)
                                ----------------------------------------------------------------------------------------------------
       TOTAL ASSETS               8,001       (11,165)      27,417            (6,201)    11,865         5,664                24,253
                                ====================================================================================================

                                                                          ASSETS
                                        NJR Comp.                         NJR Develop.    CONSOLIDATING    NJR DEVELOP.
                                         Tech.        CR&R        PPI       Corp.         DR       (CR)        CORP.

PROP, PLANT & EQUIP
 Utility plant                               0            0        0             0                                 0
 Accumulated depreciation                    0            0        0             0                                 0
 Oil and gas properties                      0            0        0             0                                 0
 Accumulated amortization                    0            0        0             0                                 0
 Furniture & Fixtures                        0            0       21             0                 21 (5)          0
 Real estate properties                      0       37,892        0             0                            37,892
 Accumulated depreciation                    0       (4,493)     (21)            0        21 (5)              (4,493)
                                ---------------------------------------------------------------------------------------------------
    Prop plant & equip-net                   0       33,399        0             0        21       21         33,399
                                ---------------------------------------------------------------------------------------------------
CURRENT ASSETS
 Cash & Temp. Invest.                        0           22        6             0                                28
 Construction Fund                           0            0        0             0                                 0
 Customer A/R                                0          700        0             0                  0 (3)        700
 Unbilled revenue                            0            0        0             0                                 0
 Allow for doubtful a/c's                    0         (198)       0             0                              (198)
 Deferred gas costs                          0            0        0             0                                 0
 Gas in storage                              0            0        0             0                                 0
 Materials & supplies                        0            0        0             0                                 0
 Prepaid state taxes                         0            0        0             0                                 0
 Net Assets Held for Disposal                0            0        0             0                                 0
 Other                                       0            0        0             0                  0 (4)          0
                                ---------------------------------------------------------------------------------------------------
    Total current assets                     0          524        6             0         0        0            530
                                ---------------------------------------------------------------------------------------------------
DEFERRED FIT                                 0          398     (107)            0                  0 (2)        291

DEFERRED CHARGES & OTHER
 Investments                                              0                      0                                 0
 Regulatory Assets                                                                                                 0
 Other                                       0          282        0                       0 (3)                 282
                                ---------------------------------------------------------------------------------------------------
 Total Deferred Charges & Other              0          282        0             0         0 (5)                 282
                                ---------------------------------------------------------------------------------------------------
INVESTMENT IN SUBSIDIARIES
 NJNG                                        0            0        0             0                                 0
 NJNR                                        0            0        0             0         0 (1)                   0
 CR&R                                        0            0        0         8,531              8,531 (1)          0
 PPI                                         0            0        0          (153)      153 (1)                   0
 NJNE                                        0            0        0             0                                 0
 NJR Comp                                    0            0        0           (53)       53 (1)                   0
 NJR Development Corp.                       0            0        0                                               0
 NJR Energy Serv.                            0            0        0             0                                 0
                                ---------------------------------------------------------------------------------------------------
 Total investment in subs                    0            0        0         8,325       206    8,531              0
                                ---------------------------------------------------------------------------------------------------
INTERCOMPANY
 NJR                                       (69)     (15,929)       0             0                           (15,998)
 NJNG                                        0         (127)      (6)            0                              (133)
 NJRE                                       98            0        0             0                                98
 CR&R                                        0            0        0             0                                 0
 PPI                                         0            0        0             0                                 0
 NJNE                                        0            0        0             0                                 0
 Paradigm                                    0            0        0             0                                 0
 Computer Tech                                                                                                     0
 NJR Developement                                                                0                                 0
 Lighthouse One                              0            0        0             0                                 0
                                ----------------------------------------------------------------------------------------------------
 Total intercompany                         29      (16,056)      (6)            0         0        0        (16,033)
                                ----------------------------------------------------------------------------------------------------
 INTERCOMPANY - FIT                        (35)      (1,326)     (19)            0                            (1,380)
                                ----------------------------------------------------------------------------------------------------
       TOTAL ASSETS                         (6)      17,221     (126)        8,325       227    8,552         17,089
                                ====================================================================================================


                                                                                 ASSETS
                                                      NJR Develop.  NJR Energy              RECLASS                    CONSOLIDATING
                                    NJR        NJNG       Corp.     Serv. Corp.   TOTAL     DR            (CR)              DR

PROP, PLANT & EQUIP
 Utility plant                         0     855,450          0          0        855,450
 Accumulated depreciation              0    (216,302)         0          0       (216,302)
 Oil and gas properties                0           0          0          0              0
 Accumulated amortization              0           0          0          0              0
 Furniture & Fixtures                755           0          0          0            755                     755 (1)
 Real estate properties                0           0     37,892          0         37,892                  14,995 (3)
 Accumulated depreciation           (575)          0     (4,493)         0         (5,068)       575 (1)
                                                                                               1,883 (3)
                               -----------------------------------------------------------------------------------------------------
    Prop plant & equip-net           180     639,148     33,399          0        672,727
                               -----------------------------------------------------------------------------------------------------
CURRENT ASSETS
 Cash & Temp. Invest.              1,734       1,231         28      2,474          5,467
 Construction Fund                     0           0          0          0              0
 Customer A/R                          0      29,783        700     17,858         48,341                   2,441 (5)
 Unbilled revenue                      0       3,998          0          0          3,998
 Allow for doubtful a/c's              0        (649)      (198)      (680)        (1,527)
 Deferred gas costs                    0      14,961          0        109         15,070
 Gas in storage                        0      32,912          0      1,240         34,152
 Materials & supplies                  0       5,445          0          0          5,445
 Prepaid state taxes                   0      12,089          0          0         12,089
 Net Assets Held for Disposal          0           0          0          0              0     13,386 (3)
 Other                             9,760       3,759          0          0         13,519         19 (4)        0 (4)
                               -----------------------------------------------------------------------------------------------------
    Total current assets          11,494     103,529        530     21,001        136,554
                               -----------------------------------------------------------------------------------------------------
DEFERRED FIT                         268           0        291        853          1,412          0 (2)    1,412 (2)

DEFERRED CHARGES & OTHER
 Investments                                                  0      7,086          7,086
 Regulatory Assets                            38,635          0          0         38,635
 Other                             6,591      26,569        282        275         33,717        180 (1)       274(3)
                               -----------------------------------------------------------------------------------------------------
 Total Deferred Charges & Other    6,591      65,204        282      7,361         79,438
                               -----------------------------------------------------------------------------------------------------
INVESTMENT IN SUBSIDIARIES
 NJNG                            286,892           0          0          0        286,892
 NJNR                                  0           0          0          0              0
 CR&R                                  0           0          0          0              0
 PPI                                   0           0          0          0              0
 NJNE                                  0           0          0          0              0
 NJR Comp                              0           0          0          0              0
 NJR Development Corp.             8,325           0          0          0          8,325
 NJR Energy Serv.                 (6,202)          0          0          0         (6,202)
                               -----------------------------------------------------------------------------------------------------
 Total investment in subs        289,015           0          0          0        289,015
                               -----------------------------------------------------------------------------------------------------
INTERCOMPANY
 NJR                                   0        (464)   (15,998)    (4,796)       (21,258)         0 (4)       19 (4)          0
 NJNG                                695           0       (133)       193            755
 NJRE                             11,869           6         98         58         12,031
 CR&R                             15,972        (124)         0          0         15,848
 PPI                                   0           0          0          0              0
 NJNE                             (7,222)       (116)         0          0         (7,338)
 Paradigm                              1           0          0          0              1
 Computer Tech                       (20)                     0          0            (20)
 NJR Developement                      0                      0          0              0
 Lighthouse One                        0           0          0          0              0
                               -----------------------------------------------------------------------------------------------------
 Total intercompany               21,295        (698)   (16,033)    (4,545)            19
                               -----------------------------------------------------------------------------------------------------
 INTERCOMPANY - FIT                 (250)      2,047     (1,380)      (417)             0
                               -----------------------------------------------------------------------------------------------------
       TOTAL ASSETS              328,593     809,230     17,089     24,253      1,179,165
                               =====================================================================================================


                                                  CONSOL
                                     (CR)         TOTAL

PROP, PLANT & EQUIP
 Utility plant                       75 (F)      855,375
 Accumulated depreciation                       (216,302)
 Oil and gas properties                                0
 Accumulated amortization                              0
 Furniture & Fixtures                                  0
 Real estate properties                           22,897
 Accumulated depreciation                         (2,610)
                               -------------------------
    Prop plant & equip-net                       659,360
                               -------------------------
CURRENT ASSETS
 Cash & Temp. Invest.                              5,467
 Construction Fund                                     0
 Customer A/R                                     45,900
 Unbilled revenue                                  3,998
 Allow for doubtful a/c's                         (1,527)
 Deferred gas costs                               15,070
 Gas in storage                                   34,152
 Materials & supplies                              5,445
 Prepaid state taxes                              12,089
 Net Assets Held for Disposal                     13,386
 Other                            7,161 (B)        6,377
                               -------------------------
    Total current assets                         140,357
                               -------------------------
DEFERRED FIT                                           0

DEFERRED CHARGES & OTHER
 Investments                                       7,086
 Regulatory Assets                                38,635
 Other                                            33,623
                               -------------------------
 Total Deferred Charges & Other                   79,344
                               -------------------------
INVESTMENT IN SUBSIDIARIES
 NJNG                           286,892 (A)            0
 NJNR                                 0 (A)            0
 CR&R                                 0 (A)            0
 PPI                                  0 (A)            0
 NJNE                                 0 (A)            0
 NJR Comp                             0 (A)
 NJR Development Corp.            8,325 (A)
 NJR Energy Serv.                (6,202)(A)            0
                               -------------------------
 Total investment in subs       289,015                0
                               -------------------------

INTERCOMPANY
 NJR                                  0 (D)      (21,277)
 NJNG                                                755
 NJRE                                             12,031
 CR&R                                             15,848
 PPI                                                   0
 NJNE                                             (7,338)
 Paradigm                                              1
 Computer Tech                                       (20)
 NJR Developement                                      0
 Lighthouse One                                        0
                               -------------------------
 Total intercompany                                    0
                               -------------------------
 INTERCOMPANY - FIT                                    0
                               -------------------------
       TOTAL ASSETS                              879,061
                               =========================

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30 1997


                                 NJRE     NJRE                NJR ENERGY                     NJR ENERGY
                                 CONT.    DISC OP      NJNE   SERV. CORP.                    SERV. CORP.
                                 -----------------------------------------------------------------------
CAPITALIZATION
 Common stock equity             1,341    (12,834)     5,292     (6,201)            6,201        (6,201)


 Redeemable preferred stock          0          0          0                                          0

 Long-term debt                      0          0          0                                          0
                                 -----------------------------------------------------------------------
    Total capitalization         1,341    (12,834)     5,292     (6,201)     0      6,201        (6,201)
                                 -----------------------------------------------------------------------
CURRENT LIABILITIES
 Current maturities of LTD           0          0          0                                          0
 Notes payable to banks              0          0          0                                          0
 Commercial paper                    0          0          0                                          0
 Purchased gas                       0          0     21,474                                     21,474
 Accounts payable & other          985      1,859        186                                      3,030
 Accrued taxes                       0          0        135                                        135
 Overrecovered gas costs             0          0          0                                          0
 Customer (cr) bal & dep             0          0          0                                          0
                                 -----------------------------------------------------------------------
    Total current liabil           985      1,859     21,795          0      0          0        24,639
                                 -----------------------------------------------------------------------
DEFERRED CREDITS
 Deferred ITC                        0          0          0                                          0
 Deferred FIT                    1,557       (190)       330                 0 (1)                1,697
 Deferred gain                   4,118          0          0                                      4,118
 Other                               0          0          0                                          0
                                 -----------------------------------------------------------------------
    Total deferred credits       5,675       (190)       330          0      0          0         5,815
                                 -----------------------------------------------------------------------
      TOTAL CAP & LIAB.          8,001    (11,165)    27,417     (6,201)     0      6,201        24,253
                                 ======================================================================-

                                                LIABILITIES AND STOCKHOLDER EQUITY
                                 ----------------------------------------------------------------------------------
                                      NJR COMP.                  NJR Develop        CONSOLIDATING       NJR DEVELOP.
                                        TECH.       CR&R    PPI     Corp.         DR           (CR)        CORP.
                                 ----------------------------------------------------------------------------------
CAPITALIZATION
 Common stock equity                      (53)      8,531   (153)     8,325     8,325 (1)                   8,325


 Redeemable preferred stock                 0           0      0          0                                     0

 Long-term debt                             0           0      0          0                                     0
                                 --------------------------------------------------------------------------------
    Total capitalization                  (53)      8,531   (153)     8,325     8,325            0          8,325
                                 --------------------------------------------------------------------------------
CURRENT LIABILITIES
 Current maturities of LTD                  0           0      0          0                                     0
 Notes payable to banks                     0           0      0          0                                     0
 Commercial paper                           0           0      0          0                                     0
 Purchased gas                              0           0      0          0                                     0
 Accounts payable & other                   0         549     (2)         0         0 (4)                     547
 Accrued taxes                              0        (236)    35          0                                  (201)
 Overrecovered gas costs                    0           0      0          0                                     0
 Customer (cr) bal & dep                    0         (84)     0          0                                   (84)
                                 --------------------------------------------------------------------------------
    Total current liabil                    0         229     33          0         0            0            262
                                 --------------------------------------------------------------------------------
DEFERRED CREDITS
 Deferred ITC                               0           0      0          0                                     0
 Deferred FIT                              47      (6,286)    (6)         0         0 (2)                  (6,245)
 Deferred gain                              0      16,433      0          0                                16,433
 Other                                      0      (1,686)     0          0                                (1,686)
                                 ---------------------------------------------------------------------------------
    Total deferred credits                 47       8,461     (6)         0         0            0          8,502
                                 --------------------------------------------------------------------------------

      TOTAL CAP & LIAB.                    (6)     17,221   (126)     8,325     8,325            0         17,089
                                 ================================================================================



                                                    LIABILITIES AND STOCKHOLDER EQUITY
                                 -----------------------------------------------------------------------------------------------
                                                          NJR Develop.  NJR Energy                    RECLASS
                                    NJR        NJNG          Corp.      Serv. Corp.   TOTAL      DR             (CR)
                                 -----------------------------------------------------------------------------------------------
CAPITALIZATION
 Common stock equity              278,509      286,893         8,325     (6,201)     567,526                     (3)


 Redeemable preferred stock             0       20,760             0          0       20,760

 Long-term debt                    40,000      251,407             0          0      291,407         0 (3)

                                  ----------------------------------------------------------------------------------------------
    Total capitalization          318,509      559,060         8,325     (6,201)     879,693
                                  ----------------------------------------------------------------------------------------------
CURRENT LIABILITIES
 Current maturities of LTD              0          137             0          0          137
 Notes payable to banks                 0            0             0          0            0
 Commercial paper                       0       48,000             0          0       48,000
 Purchased gas                          0       36,405             0     21,474       57,879
 Accounts payable & other           9,028       32,791           547      3,030       45,396     2,441 (5)
 Accrued taxes                        219        5,628          (201)       135        5,781
 Overrecovered gas costs                0            0             0          0            0
 Customer (cr) bal & dep                0       13,610           (84)         0       13,526
                                  ----------------------------------------------------------------------------------------------
    Total current liabil            9,247      136,571           262     24,639      170,719
                                  ----------------------------------------------------------------------------------------------
DEFERRED CREDITS
 Deferred ITC                           0       10,934             0          0       10,934
 Deferred FIT                         (27)      69,488        (6,245)     1,697       64,913     1,412 (2)     0 (2)
 Deferred gain                          0            0        16,433      4,118       20,551
 Other                                864       33,177        (1,686)         0       32,355
                                  ----------------------------------------------------------------------------------------------
    Total deferred credits            837      113,599         8,502      5,815      128,753
                                  ----------------------------------------------------------------------------------------------

      TOTAL CAP & LIAB.           328,593      809,230        17,089     24,253    1,179,165         0         0
                                  ==============================================================================================


                                        CONSOLIDATING            CONSOL
                                      DR             (CR)        TOTAL
                                  ------------------------------------
CAPITALIZATION
 Common stock equity                289,015 (A)                278,436
                                         75 (F)
                                          0 (D)
 Redeemable preferred stock                                     20,760

 Long-term debt                                                291,407

                                  ------------------------------------
    Total capitalization                                       590,603
                                  ------------------------------------
CURRENT LIABILITIES
 Current maturities of LTD                                         137
 Notes payable to banks                                              0
 Commercial paper                                               48,000
 Purchased gas                                                  57,879
 Accounts payable & other             7,161 (B)                 35,794
 Accrued taxes                            0 (G)                  5,781
 Overrecovered gas costs                                             0
 Customer (cr) bal & dep                                        13,526
                                  ------------------------------------
    Total current liabil                                       161,117
                                  ------------------------------------
DEFERRED CREDITS
 Deferred ITC                                                   10,934
 Deferred FIT                                       0 (G)       63,501
 Deferred gain                                                  20,551
 Other                                                          32,355
                                  ------------------------------------
    Total deferred credits                                     127,341
                                  ------------------------------------

      TOTAL CAP & LIAB.                                        879,061
                                  ====================================

                                    EXHIBIT B


         Attached as Exhibit B is Consolidating Financial Data Schedule for the fiscal year ended September 30, 1997.

                        New Jersey Resources Corporation
                           Financial Data Schedule UT

         THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE NEW JERSEY RESOURCES CORPORATION'S FINANCIAL DATA SCHEDULE FILED AS AN EXHIBIT TO SEPTEMBER 30, 1997 FORM 10-K.



Item             Item                                               Twelve
Number        Description                                           Months
                                                                    000'S

1            total assets                                          879,061
2            gross operating revenue                               696,544
3            net income                                             39,924

                                    EXHIBIT C

    None

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February 1998.

                              New Jersey Resources Corporation



                              By:   /s/   OLETA J. HARDEN
                                   __________________________________
                                          OLETA J. HARDEN
                                   Senior Vice President & Secretary

     (Corporate Seal)

     Attest:

        /s/ GLENN C. LOCKWOOD
     _________________________________
            GLENN C. LOCKWOOD
     Senior Vice President & CFO


     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


               Oleta J. Harden, Senior Vice President & Secretary
                        New Jersey Resources Corporation
                                1415 Wyckoff Road
                                 Wall, NJ 07719

                                       14